

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

June 5, 2012

Via Facsimile
Mr. M. Steven Bender
Chief Financial Officer
Westlake Chemical Corporation
2801 Post Oak Boulevard, Suite 600
Houston, TX 77056

Re: Westlake Chemical Corporation
Definitive Proxy Statement on Schedule 14A
Filed April 16, 2012
File No. 1-32260

Dear Mr. Bender:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Cash Incentive Plans/Bonuses

AIP, page 16

1.   We note that the amount of the 2011 bonus payments under the AIP were significantly higher than the target AIP bonuses established for this period. Although we note your disclosure that the committee determined the amount of the bonus payments in its discretion, it is unclear what specific factors were considered by the committee that led to the decision to pay bonus amounts that were equal to 185% to 240% of the target bonuses. Please explain how these amounts were determined for each of the NEOs.

Please also explain whether it is the committee's practice to adjust the amount paid under the AIP, and whether it is subject to any cap or other restriction in determining the amount of the payout. Please include similar disclosure in your future filings. For guidance, please refer to Items 402(b)(2)(vi) and (ix) of Regulation S-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Staff Attorneys, Erin Jaskot at (202) 551-3442, or Era Anagnosti at (202) 551-3369, if you have questions regarding these comments. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief